Exhibit 99.1

Convenience Translation

Fresenius Medical Care AG & Co. KGaA

Hof an der Saale

Invitation to ordinary General Meeting

ISIN: DE 0005785802 // Securities Identification No. 578 580
ISIN: DE 0005785836 // Securities Identification No. 578 583
ISIN: DE 000A1CSBH7// Securities Identification No. A1CSBH
ISIN: US 3580291066 // ADR Identification No. 879 529
ISIN: US 3580292056 // ADR Identification No. 903 780

We hereby invite our shareholders to the
ordinary General Meeting to be held on
Tuesday, 11 May 2010, at 10:00 a.m.
in the Congress Center Messe Frankfurt,
Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany.

Agenda

1.
Presentation of the annual financial statements and consolidated group financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group, the report by the General Partner with regard to the information pursuant to Sections 289 (4), 315 (4) German Commercial Code and the report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2009; resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2009

The Supervisory Board approved the annual financial statements and the consolidated group financial statements drawn up by the General Partner according to Section 171 German Stock Corporation Act. According to Section 286 (1) German Stock Corporation Act, the annual financial statements are to be approved by the General Meeting; the other afore-mentioned documents are to be made accessible to the General Meeting without requiring the passing of any additional resolution.

The General Partner and the Supervisory Board propose that the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2009 as presented, showing a profit of EUR 748,591,242.19, be approved.

2.	Resolution on the allocation of distributable profit

The General Partner and the Supervisory Board propose to allocate the profit shown in the annual financial statements in the amount of EUR 748,591,242.19 for the fiscal year 2009 as follows:

Distribution to shareholders by
payment of a dividend of

•	EUR 0.61 for each of the 295,746,635 ordinary shares entitled to a dividend	EUR 180,405,447.35
•	EUR 0.63 for each of the 3,884,328 preference shares entitled to a dividend	EUR 2,447,126.64

Profit carried forward to new account		EUR 565,738,668.20

Distributable profit		EUR 748,591,242.19

The dividend is payable on 12 May 2010.

3.	Resolution on the approval of the actions of the General Partner

The General Partner and the Supervisory Board propose to approve the actions of the General Partner of the Company during the fiscal year 2009.

4.	Resolution on the approval of the actions of the members of the Supervisory Board

The General Partner and the Supervisory Board propose to approve the actions of the members of the Supervisory Board of the Company during the fiscal year 2009.

5.	Resolution on the approval of the system of remuneration of the Management Board members of the General Partner

The German Act on the Appropriateness of Management Board Remuneration of 31 July 2009 (VorstAG) has created the possibility to have the General Meeting resolve on the approval of the system of remuneration of Management Board members (Section 120 (4) German Stock Corporation Act). Applied to Fresenius Medical Care AG & Co. KGaA, the General Partner in which is Fresenius Medical Care Management AG, this resolution refers to the remuneration system of the Management Board members of Fresenius Medical Care Management AG. The resolution creates neither rights nor duties. In particular, it does not affect the obligations of the Supervisory Board of Fresenius Medical Care Management AG to fix the remuneration of the Management Board in its own responsibility. However, the Company wants to give its shareholders the opportunity to vote on the system of remuneration of the Management Board members of Fresenius Medical Care Management AG.

The resolution on this agenda item refers to the system of remuneration of Management Board members of Fresenius Medical Care Management AG, as adjusted to the requirements of VorstAG and effective from the year 2010. It is presented in more detail in the compensation report which can be found in the Declaration on Corporate Governance of Fresenius Medical Care AG & Co. KGaA; the Declaration on Corporate Governance is accessible on the Internet site www.fmc-ag.com/EZU.htm

The General Partner and the Supervisory Board propose to approve the system of remuneration of the Management Board members of the General Partner Fresenius Medical Care Management AG for the fiscal year 2010.

6.	Election of the auditors and consolidated group auditors for the fiscal year 2010

The Supervisory Board, based on the recommendation of the Audit Committee, proposes the election of KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, as auditor and consolidated group auditor for the fiscal year 2010.

7.
Resolution on the cancellation of the existing and the creation of new authorised capitals, on the exclusion of the pre-emption right and the amendment of Article 4 (3) and of Article 4 (4) of the Articles of Association of the Company

The Articles of Association authorise the General Partner in Article 4 (3) and in Article 4 (4) to increase the share capital of the Company with the approval of the Supervisory Board by up to EUR 35,000,000.00 by the issue of new bearer ordinary shares for cash (Authorised Capital I) and up to EUR 25,000,000.00 by the issue of new bearer ordinary shares for cash and/or contributions in kind (Authorised Capital II). These authorisations expire on 29 August 2010. In order that the Company continues to have the possibility in the future to increase the share capital at short notice without further resolution of the General Meeting, new authorised capitals are proposed below. The amounts of these new authorised capitals shall be identical to those which expire in August 2010.

The General Partner and the Supervisory Board propose to resolve as follows:

a)
The Authorised Capital I in Article 4 (3) of the Articles of Association is cancelled with effect from the time of the entry in the Commercial Register of the new Authorised Capital 2010/I to be resolved on according to the following paragraphs.

The General Partner shall be authorised up to 10 May 2015 to increase the share capital of the Company with the approval of the Supervisory Board once or several times by up to a total of EUR 35,000,000.00 (in words: thirty-five million Euros) for cash by the issue of new bearer ordinary shares (Authorised Capital 2010/I). The number of shares must be increased in the same proportion as the share capital. The shareholders have, in principle, a pre-emption right. The new shares can also be taken up by financial institutions nominated by the General Partner with the obligation to offer them to the shareholders of the Company (indirect pre-emption right). The General Partner shall, however, be authorised with the approval of the Supervisory Board to exclude the pre-emption right of the shareholders in order to exclude fractions from the pre-emption right. The General Partner shall also be authorised with the approval of the Supervisory Board to determine the other details for the implementation of capital increases from the Authorised Capital 2010/I. The Supervisory Board shall be authorised to amend the wording of the Articles of Association accordingly after complete or partial implementation of the increase of the share capital from the Authorised Capital 2010/I or after the expiry of the period of authorisation.

Article 4 (3) of the Articles of Association is revised as follows:

“The General Partner is authorised up to 10 May 2015 to increase the share capital of the Company with the approval of the Supervisory Board once or several times by up to a total of EUR 35,000,000.00 (in words: thirty-five million Euros) for cash by the issue of new bearer ordinary shares (Authorised Capital 2010/I). The number of shares must be increased in the same proportion as the share capital. The shareholders have, in principle, a pre-emption right. The new shares can also be taken up by financial institutions nominated by the General Partner with the obligation to offer them to the shareholders of the Company (indirect pre-emption right). The General Partner is, however, authorised with the approval of the Supervisory Board to exclude the pre-emption right of the shareholders in order to exclude fractions from the pre-emption right. The General Partner is also authorised with the approval of the Supervisory Board to determine the other details for the implementation of capital increases from the Authorised Capital 2010/I. The Supervisory Board is authorised to amend the wording of the Articles of Association accordingly after complete or partial implementation of the increase of the share capital from the Authorised Capital 2010/I or after the expiry of the period of authorisation.”

b)
The Authorised Capital II in Article 4 (4) of the Articles of Association is cancelled with effect from the time of the entry in the Commercial Register of the new Authorised Capital 2010/II to be resolved on according to the following paragraphs.

The General Partner shall be authorised up to 10 May 2015 to increase the share capital of the Company with the approval of the Supervisory Board once or several times by up to a total of EUR 25,000,000.00 (in words: twenty-five million Euros) for cash or contributions in kind by the issue of new bearer ordinary shares (Authorised Capital 2010/II). The number of shares must be increased in the same proportion as the share capital. The shareholders have, in principle, a pre-emption right. The new shares can also be taken up by financial institutions nominated by the General Partner with the obligation to offer them to the shareholders of the Company (indirect pre-emption right). The General Partner shall, however, be authorised with the approval of the Supervisory Board to exclude the pre-emption right of the shareholders.

•	in the case of one or more capital increases for contributions in kind for the purpose of acquiring companies, parts of companies, interests in companies or other assets, or

•
in the case of one or more capital increases for cash if the issue price for the shares does not significantly fall below the stock exchange price of the shares of the same class already listed and the proportionate amount of the share capital of the Company attributable to the shares issued with exclusion of pre-emption rights exceeds 10% of the share capital neither at the time of this authorisation coming into effect nor at the time of the use of the authorisation. To be set-off against this limitation is the proportionate amount of share capital attributable to new shares or shares of the Company previously acquired by the Company itself which are issued or sold during the period of validity of this authorisation with exclusion of pre-emption rights in direct, analogous or corresponding application of Section 186 (3) sent. 4 German Stock Corporation Act and the proportionate amount of the share capital attributable to shares issued or to be issued to satisfy option or conversion rights or discharge option or conversion obligations from bonds, if the bonds are issued during the period of validity of this authorisation with exclusion of pre-emption rights in analogous application of Section 186 (3) sent. 4 German Stock Corporation Act.

The General Partner shall also be authorised with the approval of the Supervisory Board to determine the further details for the implementation of capital increases from the Authorised Capital 2010/II. The Supervisory Board shall be authorised to amend the wording of the Articles of Association accordingly after complete or partial implementation of the increase of the share capital from the Authorised Capital 2010/II or after the expiry of the period of authorisation.

Article 4 (4) of the Articles of Association is revised as follows:

“The General Partner is authorised up to 10 May 2015 to increase the share capital of the Company with the approval of the Supervisory Board once or several times by up to a total of EUR 25,000,000.00 (in words: twenty-five million Euros) for cash or contributions in kind by the issue of new bearer ordinary shares (Authorised Capital 2010/II). The number of shares must be increased in the same proportion as the share capital. The shareholders have, in principle, a pre-emption right. The new shares can also be taken up by financial institutions nominated by the General Partner with the obligation to offer them to the shareholders of the Company (indirect pre-emption right). The General Partner is, however, authorised with the approval of the Supervisory Board to exclude the pre-emption right of the shareholders.

•	in the case of one or more capital increases for contributions in kind for the purpose of acquiring companies, parts of companies, interests in companies or other assets, or

•
in the case of one or more capital increases for cash if the issue price for the shares does not significantly fall below the stock exchange price of the shares of the same class already listed and the proportionate amount of the share capital of the Company attributable to the shares issued with exclusion of pre-emption rights exceeds 10% of the share capital neither at the time of this authorisation coming into effect nor at the time of the use of the authorisation. To be set-off against this limitation is the proportionate amount of share capital attributable to new shares or shares of the Company previously acquired by the Company itself which are issued or sold during the period of validity of this authorisation with exclusion of pre-emption rights in direct, analogous or corresponding application of Section 186 (3) sent. 4 German Stock Corporation Act and the proportionate amount of the share capital attributable to shares issued or to be issued to satisfy option or conversion rights or discharge option or conversion obligations from bonds, if the bonds are issued during the period of validity of this authorisation with exclusion of pre-emption rights in analogous application of Section 186 (3) sent. 4 German Stock Corporation Act.

The General Partner is also authorised with the approval of the Supervisory Board to determine the further details for the implementation of capital increases from the Authorised Capital 2010/II. The Supervisory Board is authorised to amend the wording of the Articles of Association accordingly after complete or partial implementation of the increase of the share capital from the Authorised Capital 2010/II or after the expiry of the period of authorisation.”

The General Partner has, according to Sections 203 (2) sent. 2, 186 (4) sent. 2 German Stock Corporation Act, submitted a written report on the reasons for the exclusion of the pre-emption right. The content of the report is made known by being attached as an Annex to this invitation to the ordinary General Meeting.

8.	Resolution on amendments to the Articles of Association for the adaptation of amendments to the German Stock Corporation Act

With the coming into force of the German Act implementing the Shareholders’ Rights Directive (“ARUG”), the German Stock Corporation Act has been amended in numerous points, in particular with regard to the provisions for the preparation, calling and implementation of General Meetings. These changes of the law are intended to be taken into account in the following proposed resolutions.

a)             Amendment to Article 14 (1) of the Articles of Association

At present, Article 14 (1) of the Articles of Association reads as follows:

“The general meeting shall be called no later than thirty days before the day by the end of which the shareholders must register according to Article 15, unless a shorter period is permitted by law. In calculating such period, the day the general meeting is called and the day by the end of which the shareholders must register before the meeting shall not be counted; if the end of that period is a Sunday, an official holiday at the registered office of the Company or a Saturday, such day will be replaced by the preceding working day.”

The ARUG amended the period rules for the General Meeting. Now, a transfer from a Sunday, a Saturday or a holiday to a preceding or following working day no longer arises (Section 278 (3) in connection with Section 121 (7) German Stock Corporation Act). The second part of Article 14 (1) sent. 2 of the Articles of Association, for that reason, is no longer correct.

Article 14 (1) sent. 2, 2nd half sentence of the Articles of Association shall therefore be deleted without substitution.

In addition, the calculation of the period of notice is to be amended in accordance with the amended mode of expression and system of the German Stock Corporation Act (Section 123 (1) and (2) German Stock Corporation Act), which now, for the purposes of the calculation of the period of notice, no longer depends on the day by which the shareholders have to register for the General Meeting. Rather, the period of notice is extended by the days of the period for registration.

The General Partner and the Supervisory Board propose to resolve as follows:

Article 14 (1) of the Articles of Assocation is revised as follows:

“The general meeting is, unless a shorter period is not permitted by law, to be called at least thirty days prior to the day of the general meeting. This notice period shall be extended by the days of the period for registration (Article 15 (1)). The day of the general meeting and the day of calling it shall not be included in the calculation of the notice period.”

b)            Amendment to Article 15 of the Articles of Association

At present, Article 15 of the Articles of Association reads as follows:

“Art. 15 Attendance at the General Meeting

(1) Only those shareholders shall be entitled to attend the general meeting who have registered in writing (Textform) in the German or English language at the location given in the calling of the general meeting no later than on the fifth day before the general meeting.

(2) Further, shareholders are required to provide evidence of their entitlement to attend the general meeting and to vote. This requires certification showing ownership of their shares to be issued by the depository bank. Certification must refer to the beginning of the twenty-first day before the general meeting, 0.00 hours at the registered office of the Company. Certification must be received by the Company in writing (Textform) in the German or English language at the location given in the calling of the general meeting no later than on the fifth day before the general meeting.

(3) The members of the management board of the general partner and of the supervisory board should personally attend the general meeting. If it is not possible for a member of the supervisory board to attend at the place of the general meeting, in particular, because he is abroad for cause, he may participate in the general meeting by sound and picture transmission.

(4) If a voting right is to be exercised by a proxy, authorization in writing (Textform) shall be sufficient.”

Article 15 (1) and (2) of the Articles of Association provide the prerequisites for participation in and the exercise of the voting right at the General Meeting. The ARUG has amended the periods applicable on stock corporations within which the shareholders have to register for participation in the General Meeting and to provide evidence of their shareholding. It is mainly the mode of expression of Section 123 German Stock Corporation Act which has been changed. The provision no longer refers to a certain day prior to the General Meeting by which the shareholders must register for the General Meeting and provide evidence of their shareholding but rather stipulates that a certain number of days must lie between the day of the General Meeting and the last day by which the shareholders have to register for the General Meeting and provide evidence of their shareholding. The Articles of Association of the Company are intended therefore to be amended to conform to the new mode of expression of Section 123 German Stock Corporation Act in the interest of clarity and unambiguousness. The opportunity is also taken to make editorial amendments to the first two paragraphs of Article 15 of the Articles of Association and to combine them.

In addition, in the interests of the shareholders, the opportunity afforded by Section 278 (3) in connection with Section 123 (2) sent. 3 and (3) sent. 4 German Stock Corporation Act is intended to be availed of to flexibly shorten, in the invitation, the statutorily prescribed periods for registration for the General Meeting and for the evidence of the shareholding. This also in the future enables the shortening of the periods to four days as provided for in the existing version of the Articles of Association.

Article 15 (3) is not affected by the amendments to the German Stock Corporation Act by the ARUG and is therefore, apart from a minor editorial clarification, intended to remain unchanged. As a result of the combination of the first two paragraphs, the present (3) will become (2).

The present Article 15 (4) of the Articles of Association provides that for the authorisation to exercise the voting right a proxy in text form suffices. This provision has become obsolete due to the ARUG because the text form is now the statutorily prescribed form according to Section 278 (3) in connection with Section 134 (3) sent. 3 German Stock Corporation Act for the issue and the revocation of the proxy and the evidence of the authorisation to exercise the voting right at the General Meeting. At the same time, the German Stock Corporation Act as amended by the ARUG allows that, in the Articles of Association or in the invitation on the basis of an authorisation in the Articles of Association, a simplification of the requirement of text form may be provided, Section 278 (3) in connection with Section 134 (3) sent. 3 German Stock Corporation Act. Article 15 (4) of the Articles of Association shall be adapted to the amended legal situation and be redrafted as new Article 15 (3) of the Articles of the Assocation.

The General Partner and the Supervisory Board propose to resolve as follows:

Article 15 is, including the heading, in total revised as follows:

“Article 15 Attendance at the General Meeting and Exercise of the Voting Right

(1)            Only those shareholders are entitled to attend the general meeting and to exercise the voting right who have registered and provided evidence of their entitlement. As evidence of entitlement, evidence of the shareholding by the depositary institution is required. The evidence must relate to the beginning of the 21st day (0:00 a.m. at the registered office of the Company) prior to the general meeting. The registration and the evidence of entitlement must be received by the Company in text form in the German or English language at least six days prior to the general meeting under the address specified in the invitation to the general meeting for that purpose. In the invitation, a shorter period measured in days can be provided. The day of the general meeting and the day of the receipt of the registration and the evidence shall not be included in the calculation of the period.

(2)            The members of the management board of the general partner and of the supervisory board should personally attend the general meeting. If it is not possible for a member of the supervisory board to attend at the place of the general meeting, in particular, because he is abroad for cause, he may participate in the general meeting by way of picture and sound transmission.

(3)            The voting right can be exercised by a proxy. To the extent no simplification is specified in the invitation to the General Meeting, the issue of the proxy, its revocation and the evidence of authorisation to the Company require text form; Section 135 German Stock Corporation Act remains unaffected.”

*******

From the day of the calling of the ordinary General Meeting the following documents are laid out for inspection by the shareholders in the offices of the Company, Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. H., Germany:

•
The annual financial statements and consolidated group financial statements approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group, the report by the General Partner with regard to the information pursuant to Sections 289 (4), 315 (4) German Commercial Code, the General Partner’s proposal on the allocation of distributable profit, and the report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2009.

•	The report of the General Partner on the reasons for the exclusion of the pre-emption right according to Sections 203 (2) sent. 2, 186 (4) sent. 2 German Stock Corporation Act on agenda item 7.

On request each shareholder shall receive a copy of the above documents free of charge. Further, these documents are accessible via the Internet (http://www.fmc-ag.com/AGM2010.htm) and will also be accessible in the ordinary General Meeting of the Company.

Total number of shares and voting rights

At the time of the calling of the ordinary General Meeting, of the total amount of 299,639,072 non-par value shares issued by the Company, consisting of 295,746,635 bearer ordinary shares and 3,892,437 bearer preference shares, all bearer ordinary shares are entitled to participate in and vote and all bearer preference shares are entitled to participate. Each bearer ordinary share carries one vote in the ordinary General Meeting. Bearer preference shares have no voting right.

Prerequisites for participation in the General Meeting and the exercise of the voting right

Those shareholders who have registered with the Company in text form in the German or English language by Thursday, 6 May 2010, at the latest under the following address

Fresenius Medical Care AG & Co. KGaA
c/o Commerzbank AG
WASHV dwpbank AG
Wildunger Straße 14
60487 Frankfurt am Main
Germany
Telefax: + 49 (0)69 5099 1110
e-mail: hv-eintrittskarten@dwpbank.de

and who have provided the Company with evidence of their entitlement to attend the General Meeting are entitled to participate in the ordinary General Meeting. As evidence of their entitlement to attend the General Meeting and to exercise their voting right, shareholders must, by Thursday, 6 May 2010, at the latest, provide evidence of their shareholding issued by their depositary bank in text form in the German or the English language to the aforementioned address referring to the beginning of 20 April 2010, 0.00 hours Central European Summer Time (“Evidence Date”).

Significance of the Evidence Date

As regards the participation in the General Meeting and the exercise of the voting right only such persons qualify as shareholders of the Company who have provided evidence of their shareholding. The Evidence Date is not accompanied by a lock on the sale of shares. Even in the case of complete or partial sale of the shareholding after the Evidence Date, exclusively the shareholding by the shareholder on the Evidence Date is decisive for participation and the voting right; i.e. sales of shares after the Evidence Date have no effect on the entitlement to participate and the voting right. This applies accordingly to the acquisition of shares after the Evidence Date. Persons who do not hold shares on the Evidence Date and become shareholders only thereafter are entitled to participate and vote for the shares held by them only to the extent that they are authorised by proxy or otherwise authorised. The Evidence Date has, in contrast, no significance for the entitlement to dividend.

Proxy voting procedure

Shareholders may have their voting rights in the ordinary General Meeting exercised by a proxy, e.g. the depositary bank, an association of shareholders or another person of their choice. If the shareholder authorises more than one person, the Company can reject one or more of them. The issue of the proxy, its revocation and the evidence of authorisation to be presented to the Company require text form; financial institutions, shareholders’ associations and persons equated thereto according to Section 278 (3) in connection with Section 135 (8), Section 135 (10) and Section 125 (5) German Stock Corporation Act may – to the extent powers of attorney are issued to them – provide for deviating provisions.

The Company offers that shareholders may issue powers of attorney to proxies named by the Company who are bound to shareholders’ voting instructions. Such persons are employees of the Company who vote on the respective items of the agenda on the basis of powers of attorney by shareholders and in accordance with the instructions issued by them. The proxies named by the Company must, for this purpose, be issued powers of attorney as well as express and unambiguous instructions for the exercise of the voting right on each relevant item of the agenda. The proxies named by the Company are obligated to vote in accordance with the instructions; they cannot exercise the voting rights at their own discretion. To the extent there is no express and unambiguous instruction, the proxies named by the Company will abstain from voting on the respective voting matter.

The shareholders shall receive forms for powers of attorney as well as the form for the power of attorney and the voting instructions for the proxies named by the Company and further information regarding the issuing of powers of attorney together with the entrance ticket.

The evidence of the appointment of an authorised person can be provided by the following means:

Fresenius Medical Care AG & Co. KGaA
- Investor Relations -
Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany
Telefax: +49 (0)6172-609-2301
E-Mail: ir@fmc-ag.de

A timely registration and evidence of the shareholding in accordance with the foregoing provisions are also required in case a power of attorney is issued. This does not exclude any issuing of powers of attorney after the registration has occurred.

Rights of shareholders according to Section 278 (3) in connection with Section 122 (2), Section 126 (1), Sections 127, 131 (1) German Stock Corporation Act

Supplemental requests to the agenda at the request of a minority according to Section 278 (3) in connection with Section 122 (2) German Stock Corporation Act

Shareholders whose shares together reach the twentieth part of the share capital (that is equivalent to 14,981,954 non-par value shares) or the proportionate amount of the share capital of EUR 500,000 (that is equivalent to 500,000 non-par value shares), can request according to Section 278 (3) in connection with Section 122 (2) German Stock Corporation Act that items be placed on the agenda and notice thereof be given. Reasons for or a draft resolution for each item must be attached.

Supplemental requests must be received by the Company at least 30 days prior to the Meeting in writing. The day of receipt and the day of the General Meeting are not included in that calculation. The last possible date for receipt is therefore Saturday, 10 April 2010 (24:00 hours Central European Summer Time), the latest. Supplemental requests received later will not be taken into account.

The applicants must provide evidence that they hold the minimum quantity of shares since at least three months prior to the day of the General Meeting and that they hold the shares until the decision on the supplemental request (Section 278 (3) in connection with Section 142 (2) sent. 2 and Section 122 (1) sent. 3, (2) sent. 1 German Stock Corporation Act).

Any supplemental requests are to be sent to the following address:

Fresenius Medical Care AG & Co. KGaA
Die persönlich haftende Gesellschafterin
Fresenius Medical Care Management AG
- Vorstand -
z. Hd. Herrn Dr. Rainer Runte
Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany

Motions and proposals for election by shareholders according to Section 278 (3) in connection with Sections 126 (1), 127 German Stock Corporation Act

Shareholders can, prior to the General Meeting, send the Company, on the one hand, counter motions to proposals of the General Partner and the Supervisory Board on a specific item of the agenda as well as, on the other hand, proposals for the election of the auditors. Counter motions must be accompanied by reasons. Proposals for election do not need to be substantiated.

Counter motions and proposals for election are to be sent only to

Fresenius Medical Care AG & Co. KGaA
- Investor Relations -
Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany
Telefax: +49 (0)6172-609-2301
E-Mail: ir@fmc-ag.de

Counter proposals and proposals for election sent to any other address cannot be taken into account.

A counter motion and its reasons do not need to be made accessible under the prerequisites set out in Section 126 (2) sent. 1 German Stock Corporation Act. According to Section 126 (2) sent. 2 German Stock Corporation Act, the reasons for a counter motion do not need to be made accessible if they in total amount to more than 5,000 characters.

Section 126 German Stock Corporation Act applies analogously to the proposal of a shareholder for the election of auditors. Proposals for the election of auditors according to Section 127 German Stock Corporation Act will moreover only be made accessible if they contain the name, the profession exercised and the residential address of the proposed person or the name and registered office of the proposed legal person.

Counter motions and proposals for election to be made accessible and received at the above address at least 14 days prior to the General Meeting, the day of receipt and the day of the General Meeting not being included in the calculation, i.e. at the latest on Monday 26 April 2010 (24:00 hours Central European Summer Time), will be made accessible to the other shareholders including the name of the shareholder and the reasons without undue delay on the Internet under http://www.fmc-ag.com/AGM2010.htm. Any comments of the management will be also published there.

The right of the shareholders to information according to Section 278 (3) in connection with Section 131 (1) German Stock Corporation Act

According to Section 278 (3) in connection with Section 131 (1) German Stock Corporation Act, information on the affairs of the Company including the legal and business relations to affiliated enterprises and on the situation of the group and the enterprises included in the consolidated group financial statements is to be given by the General Partner to every shareholder on request at the General Meeting to the extent necessary for the proper evaluation of the item on the agenda.

Further explanations on the rights of the shareholders under Section 278 (3) in connection with Section 122 (2), Section 126 (1), Sections 127, 131 (1) German Stock Corporation Act are available on the Internet site of the Company under http://www.fmc-ag.com/AGM2010.htm.

Notice on the Internet site of the Company

The information pursuant to Section 278 (3) German Stock Corporation Act in connection with Section 124a German Stock Corporation Act is also accessible via the Internet site of the Company under http://www.fmc-ag.com/AGM2010.htm.

Transmission in picture and sound

The speech of the chairman of the Management Board of the General Partner will be broadcast on the day of the General Meeting in picture and sound if the chairman of the Meeting so orders. In that case, it can be followed live on the Internet under http://www.fmc-ag.com/AGM2010.htm.

Hof an der Saale, March 2010
Fresenius Medical Care AG & Co. KGaA
The General Partner
Fresenius Medical Care Management AG
The Management Board

Annex to the agenda of the ordinary General Meeting of Fresenius Medical Care AG & Co. KGaA of 11 May 2010

Written report of the General Partner on the reasons for the exclusion of the pre-emption right under Sections 203 (2) sent. 2, 186 (4) sent. 2 German Stock Corporation Act.

At present, the Articles of Association authorise the General Partner in Article 4 (3) and in Article 4 (4) to increase the share capital of the Company with the approval of the Supervisory Board by up to EUR 35,000,000.00 by the issue of new bearer ordinary shares for cash (Authorised Capital I) and up to EUR 25,000,000.00 by the issue of new bearer ordinary shares for cash and/or contributions in kind (Authorised Capital II). These authorisations expire on 29 August 2010. In order that the Company continues to have the possibility in the future to satisfy at short notice and sufficiently flexibly financial requirements arising in connection with the implementation of the strategic decisions with the approval of the Supervisory Board, i.e. without a time-consuming new resolution in a General Meeting, new authorised capitals are proposed. The amounts of these new authorised capitals shall be identical to those which expire in August 2010.

Overall, new Authorised Capitals 2010/I and 2010/II of up to a total of EUR 60,000,000.00 are intended to be created. The Authorised Capital 2010/I authorises the General Partner up to 10 May 2015 to increase the share capital of the Company with the approval of the Supervisory Board once or several times by up to a total of EUR 35,000,000.00 for cash by the issue of new bearer ordinary shares. The Authorised capital 2010/II authorises the General Partner up to 10 May 2015 to increase the share capital of the Company with the approval of the Supervisory Board once or several times by up to a total of EUR 25,000,000.00 for cash and/or contributions in kind by the issue of new bearer ordinary shares.

The General Partner is intended to be authorised to use the Authorised Capital 2010/I with the approval of the Supervisory Board to exclude fractions from the pre-emption right of the shareholders. Fractions could arise due to the amount of the issue in any one case and the presentation of a practicable pre-emption ratio. The exclusion of pre-emption rights for fractions in the case of the Authorised Capital 2010/I facilitates the use of the authorisation requested by rounded-off amounts while maintaining a clear pre-emption rights ratio. This facilitates the processing of the pre-emption rights of shareholders. The exclusion therefore promotes practicability and facilitates the processing of a share issue. Regularly, the value of fractional amounts per shareholder is small. On the contrary, the expense for the issue of shares without excluding pre-emption rights for fractional amounts is significantly higher. The shares excluded from shareholders’ pre-emption rights as free fractions will be realised either by sale on the stock exchange or in another manner to the best advantage of the Company. Since the exclusion of pre-emption rights is restricted to fractional amounts, the possible dilution effect is small. The Management Board of the General Partner considers that the exclusion of pre-emption rights for the Authorised Capital 2010/I is for these reasons and in the extent described necessary, appropriate, reasonable and materially justified on the balance of interests of the Company vis-à-vis the interests of shareholders.

With regard to the Authorised Capital 2010/II, the General Partner is intended to be authorised with the approval of the Supervisory Board to exclude the pre-emption rights of shareholders in the case of capital increases for contributions in kind. This authorisation to exclude pre-emption rights is intended to serve the purpose of the acquisition of companies, parts of companies, interests in companies or other assets in return for the granting of shares of the Company. In order, in particular, to remain internationally competitive, the Company must be in a position at any time to act rapidly and flexibly on the international markets in the interests of its shareholders. This includes, in particular, the option to acquire companies, parts of companies, interests in companies or other assets to improve the position of the Company in international competition. Being enabled to acquire shares of the acquiring company instead of cash is regularly of special interest to sellers of attractive targets. In order that the Company is not excluded from acquiring such targets, it must have the possibility of granting shares as consideration since the acquisition opportunities referred to usually arise at short notice and therefore cannot be decided upon by a General Meeting that would need to be called first for the conduct of an ordinary capital increase. With the proposed authorisation to exclude pre-emption rights, the Company receives the necessary flexibility to be able to rapidly and flexibly use opportunities offered to acquire companies, parts of companies, interests in companies and other assets. The exclusion of pre-emption rights results in a reduction in the relative proportion of interests and the relative proportion of voting rights for existing shareholders. If a pre-emption right were granted, the acquisition of companies, parts of companies, interests in companies or other assets in return for shares would not, however, be possible and the described benefit for the Company and the shareholders therefore not achievable.

There are no concrete acquisition projects at the present time for which the possibility of excluding pre-emption rights will be availed of. If the possibility to acquire companies, parts of companies, interests in companies or other assets arises, the Management Board of the General Partner will examine carefully in each case whether it will avail of the authorisation to use the Authorised Capital 2010/II and exclude pre-emption rights. It will only do so if the exclusion of pre-emption rights is in the well-understood interests of the Company and its shareholders and is reasonable.

In addition, the management is to be authorised to exclude pre-emption rights in the case of capital increases for cash from the Authorised Capital 2010/II according to Sections 203 (1) sent. 1, 203 (2), 186 (3) sent. 4 German Stock Corporation Act if the shares are issued at a price which is not significantly below the stock exchange price of shares of the Company of the same class already issued at the time of the final determination of the issue price and the proportionate amount attributable in total to the issued shares exceeds 10 % of the share capital existing on the first exercise of the authorisation neither at the time of the coming into effect nor at the time of the first exercise of the authorisation. The possibility of excluding the pre-emption right in analogous application of Section 186 (3) sent. 4 German Stock Corporation Act places the Company in a position to use favourable stock exchange situations effectively and close to the current stock exchange price at the relevant time and to achieve, by the fixing of the issue price in close connection to the market, a high issue price and a considerable strengthening of the equity funds. The authorisation enables the Company therefore to cover any capital requirement at short notice and to use the stock exchange price of the shares of the Company from time to time in order to strengthen its equity funds. By avoiding the time-consuming and expensive processing of pre-emption rights, the equity capital requirement can be covered in the interests of the Company and all shareholders within a very short time from market opportunities which arise at short notice and additional new shareholder groups can be acquired at home and abroad. The flexibility inherent in the exclusion of pre-emption rights is an important instrument for the Company to enable it to use the chances offered in the rapidly changing and in new markets since it can, at short notice, cover any possible capital requirement arising. The issue price and thus the funds received by the Company for the new shares will be guided by the stock exchange price of the shares already listed and will not differ significantly from the respective current stock exchange price in each case and, in particular, will not fall significantly below it.

The use of Authorised Capital 2010/II with the exclusion of pre-emption rights results in a reduction in the relative proportion of interests and the relative proportion of voting rights of existing shareholders. In the case of new shares issued for cash, the dilution will, in conformity with the statutory judgment of Section 186 (3) sent. 4 German Stock Corporation Act, be limited by the fact that the proportionate amount of share capital attributable to shares issued for cash with exclusion of pre-emption rights out of the Authorised Capital 2010/II must not exceed in total 10 % of the share capital. To be set-off against this limitation is the proportionate amount of the share capital attributable to new or shares of the Company previously acquired by it issued or sold during the period of validity of this authority with the exclusion of pre-emption rights in direct, analogous or corresponding application of Section 186 (3) sent. 4 German Stock Corporation Act and the proportionate amount of the share capital attributable to shares issued or to be issued for satisfying option or convertible rights or options or conversion obligations from bonds if the bonds are issued during the period of validity of this authorisation with the exclusion of pre-emption rights in analogous application of Section 186 (3) sent. 4 German Stock Corporation Act. This ensures that the stated upper limit of 10 % will not be not exceeded and the asset and voting right interests of the shareholders will be reasonably preserved in the course of the use of the Authorised Capital 2010/II with the exclusion of pre-emption rights. Shareholders interested in maintaining their proportionate interest can acquire shares of the Company through the stock exchange and thereby at market conditions in the case of the use of Authorised Capital 2010/II with the exclusion of pre-emption rights according to Section 186 (3) sent. 4 German Stock Corporation Act.

In considering all these stated circumstances, the Management Board of the General Partner believes that the exclusion of pre-emption rights in respect of the Authorised Capital 2010/II, in the cases stated of usual business procedures, for the stated reasons and taking account of the dilution effect to the disadvantage of the shareholders arising, is necessary, appropriate, reasonable and justified on a balance of material interests of the Company and those of the shareholders.

The Management Board of the General Partner will examine carefully in each case whether it will avail of the authorisation to use the Authorised Capital 2010/II and exclude pre-emption rights. It will only do so if the exclusion of pre-emption rights is in the well-understood interests of the Company and its shareholders and is reasonable.

The Management Board of the General Partner will at the respective following General Meeting report on every use of the authorisations granted under agenda item 7.

Hof an der Saale, March 2010

Fresenius Medical Care AG & Co. KGaA
The General Partner
Fresenius Medical Care Management AG
The Management Board